FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a — 16 or 15d -16
of the Securities Exchange Act of 1934

For the Month of October 2003

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes☐ No☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto is Registrant’s press release dated October 30, 2003, announcing that Registrant’s subsidiary, Spacenet Inc., has expanded its Connexstar VSAT service with new high-speed and retail-optimized packages.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant) BY: /S/ Yoav Leibovitch —————————————— Yoav Leibovtch Chief Financial Officer

Dated: November 3, 2003

Oct 30, 2003

Gilat’s Spacenet Subsidiary Expands Its Connexstar VSAT Service With New High-Speed andRetail-Optimized Packages

Petah Tikva, Israel, October 29, 2003 — Gilat Satellite Networks Ltd. (Nasdaq: GILTF) today announced that its Spacenet subsidiary has expanded its Connexstar business satellite networking services with two new packages designed to address popular customer requests. With these additions, Connexstar now covers an even broader range of solutions, from low-bandwidth credit/retail applications to high-speed broadband connectivity packages capable of supporting multiple video, retail and Internet/data applications.

The two new Connexstar service packages announced today are:

Connexstar TransAct – Designed exclusively to support credit authorization, point of sale, ATM and other light to medium duty cycle retail transactions. The service provides low-cost full time “always-on” connectivity with the other benefits of Connexstar service: high reliability, nationwide availability and comprehensive, end-to-end, single point of contact support.

Connexstar CX-1000 – An ultra high-bandwidth option engineered to handle the most demanding requirements for fast video, retail data and Internet connectivity. CX-1000 offers data rates of up to 256 kbps upstream, and up to 1000 kbps downstream, and includes Spacenet’s patented IP and web acceleration technologies for a premium broadband experience and speedy response times for all applications.

Spacenet offers Connexstar service in both Standard and Enterprise formats.

Connexstar Standard services are turnkey packages offering nationwide, always-on connectivity in a variety of pre-defined bandwidth and throughput configurations. All of the standard service options include commercial-grade installation, lifetime equipment warranty, help desk support, and optional on-site maintenance packages. Connexstar Standard services include Connexstar TransAct (for fast credit and retail transactions), Connexstar CX-150 (up to 150 kbps downstream for retail and limited Internet access), Connexstar CX-500 (up to 500 kbps downstream with full Internet access, retail and some multimedia/content delivery applications) and Connexstar CX-1000 (high-speed connectivity for all types of applications).

Connexstar Enterprise networks are designed and tailored specifically to match larger customers’ needs. As such, equipment, data rates, maintenance and support services can all be customized to meet customers’ specific requirements, and the networks can be fully optimized to deliver maximum performance for customers’ specific applications.

Background on Spacenet’s Connexstar service
Connexstar provides commercial-grade, always-on broadband connectivity to multi-site enterprises of any size, anywhere in the continental United States. The service supports a wide range of business applications, including high-speed credit authorization, in-store licensed music, distance learning, content multicasting and secure private networking services all through a single, compact, remote access device incorporating advanced networking and routing functionality.

About Spacenet
Spacenet Inc. provides two-way satellite-based broadband networking solutions throughout North America under the Connexstar brand. Spacenet offers connectivity, provisioning, operations and maintenance services to enterprise and government customers, including some of the largest satellite-based networks in the world. Spacenet is based in McLean, Virginia, and is a wholly owned subsidiary of Gilat Satellite Networks, Ltd. Visit Spacenet at www.spacenet.com.

About Gilat Satellite Networks Ltd.
Gilat Satellite Networks Ltd., with its global subsidiaries Spacenet Inc., Gilat Latin America and rStar Corporation (RSTRC), is a leading provider of telecommunications solutions based on Very Small Aperture Terminal (VSAT) satellite network technology — with more than 400,000 VSATs shipped worldwide. Gilat, headquartered in Petah Tikva, Israel, markets the Skystar Advantage®, DialAw@y IP™, FaraWay™, Skystar 360E™ and SkyBlaster* 360 VSAT products in more than 70 countries around the world. Gilat provides satellite-based, end-to-end enterprise networking and rural telephony solutions to customers across six continents, and markets interactive broadband data services. Gilat is a joint venture partner with SES GLOBAL, and Alcatel Space and SkyBridge LP, subsidiaries of Alcatel, in SATLYNX, a provider of two-way satellite broadband services in Europe. Skystar Advantage, Skystar 360E, DialAw@y IP and FaraWay are trademarks or registered trademarks of Gilat Satellite Networks Ltd. or its subsidiaries. Visit Gilat at www.gilat.com. (*SkyBlaster is marketed in the United States by StarBand Communications Inc. under its own brand name.)

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission.

Investor Inquiries:
Tim Perrott
Tel: +1703-848-1515

Gilat Media Contact:
Barry Spielman,
Director Corporate Marketing
tel: +(972)3-925-2201
barrys@gilat.com

Spacenet Media Contact
Fritz Stolzenbach
Director, Marketing
+17038481515
fritz.stolzenbach@spacenet.com